UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS
Pursuant to Section 15(d) of the Securities Exchange Act of 1934
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission File Number: 1-3305
Employer Identification Number: 22-1109110
Plan Number: 004
MERCK & CO., INC. EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN

(Full title of the plan)
MERCK & CO., INC.
(Name of issuer of the securities held pursuant to the plan)

One Merck Drive
P.O. Box 100
Whitehouse Station, New Jersey 08889-0100

(Address of principal executive office)

Merck & Co., Inc.
Employee Stock Purchase and Savings Plan
Employer Identification Number: 22-1109110
Plan Number: 004
Index

Page
Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2008 and 2007	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2008	3

Notes to Financial Statements	4-10

Supplemental Schedule*

H – Line 4 i – Schedule of Assets (Held at End of Year)	11

Signature	12

Exhibit Index	13

Exhibit 23 - Consent of Independent Registered Public Accounting Firm	14
EX-23

*	Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm
To the Participants and Administrator of
Merck & Co., Inc. Employee Stock Purchase and Savings Plan
In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Merck & Co., Inc. Employee Stock Purchase and Savings Plan (the “Plan”) at December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ PricewaterhouseCoopers LLP
New York, New York
June 24, 2009

Merck & Co., Inc.
Employee Stock Purchase and Savings Plan
Statements of Net Assets Available for Benefits

	December 31,
	2008	2007
Assets
Investments, at fair value
Investment in the Master Trust	$214,299,666	$358,861,190
Participant loans	9,563,588	10,318,811

Total investments	223,863,254	369,180,001

Receivables
Employer contribution	193,297	129,501
Participant contribution	564,757	387,531

Total receivables	758,054	517,032

Net assets available for benefits	$224,621,308	$369,697,033

The accompanying notes are an integral part of these financial statements.

Merck & Co., Inc.
Employee Stock Purchase and Savings Plan
Statement of Changes in Net Assets Available for Benefits

Year Ended
December 31,
2008
Additions to net assets attributed to
Investment income (loss) from the Master Trust
Net depreciation in fair value of investments	$(131,236,804)
Interest and dividends	10,635,665

Net investment loss	(120,601,139)

Contributions to the Plan
By participants	19,344,576
By employer	6,538,164

Total contributions	25,882,740

Transfers in	2,553,344

Total additions	(92,165,055)

Deductions from net assets attributed to
Benefits paid to participants	(25,901,783)
Transfers out	(4,285,156)
Transfers out due to Danville Sale	(22,723,731)

Total deductions	(52,910,670)

Net decrease	(145,075,725)

Net assets available for benefits
Beginning of year	369,697,033

End of year	$224,621,308

The accompanying notes are an integral part of these financial statements.

Merck & Co., Inc.
Employee Stock Purchase and Savings Plan
Notes to Financial Statements
1.	Description of Plan

The following description of the Merck & Co., Inc. Employee Stock Purchase and Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan was designed to provide an easy, economical way for employees to become stockholders of Merck & Co., Inc. (the “Company” or “Merck”) as well as a systematic means of saving and investing for the future. Generally, any regular full-time, part-time, or temporary employee of the Company, who is a U.S. resident covered by a collective bargaining agreement providing for participation in this Plan as defined by the Plan document, is eligible to participate in the Plan on or after the first day of the third month following commencement of employment.

Participants direct the investment of their contributions into any fund investment option available under the Plan, including Merck common stock. During 2008, the Plan offered 17 registered investment companies (mutual funds), a common/collective trust, and two separately managed accounts.

The Plan is administered by management committees appointed by the Company’s Chief Executive Officer or the Compensation and Benefits Committee of the Board of Directors of Merck.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Master Trust

The assets of the Plan are maintained, for investment purposes only, on a commingled basis with the assets of the Merck & Co., Inc. Employee Savings & Security Plan (the “Master Trust”). The Plans do not own specific Master Trust assets but rather maintain individual beneficial interests in such assets. The portion of fund assets allocable to each Plan is based upon the participants’ account balance within each Plan. Investment income for each fund is allocated to each Plan based on the relationship of each Plan’s beneficial interest in the fund to the total beneficial interest of all Plans in the fund.

Contributions

Participants may contribute from 2% up to 25% of their base pay. However, pre-tax contributions cannot exceed the statutory limit for pre-tax deferrals ($15,500 in 2008). In addition, the Company matches 75% of an employee’s contributions up to a maximum of 6% of such employee’s base pay per pay period. Company matching contributions are invested according to a participant’s elections.

Age 50 and above — In addition, the Plan permits unmatched pre-tax “catch-up contributions” of up to $5,000 for 2008 by participants who are at least age 50 by year-end.

Merck & Co., Inc.
Employee Stock Purchase and Savings Plan
Notes to Financial Statements
Participant Accounts
Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution and an allocation of Plan earnings. The allocation is based on participants’ account balances, as defined in the Plan document.
Vesting
Participants are immediately vested in their contributions, all Company matching contributions, plus actual earnings thereon.
Participant Loans
Participants may borrow from their account balances with interest charged at the prime rate plus 1%. Loan terms range from one to five years for a short term loan or up to thirty years for the purchase of a primary residence. The minimum loan is $500 and the maximum loan is the lesser of (i) $50,000 less the highest outstanding loan balance(s) during the one year period prior to the new loan application date, or (ii) 50% of the participant’s account balance less any current outstanding loan balance and defaulted loan amounts. Principal and interest is paid ratably through monthly payroll deductions.
Payment of Benefits
Salaried and hourly employees with status codes of terminated (which includes retired), long term disability or death, are eligible for a full distribution of their vested account balances. Employees or beneficiaries may elect to receive one lump sum payment or from one to ten annual installments. In-service distributions and hardship withdrawals are made throughout the year in accordance with applicable Plan provisions.
Other Matters
Transfers in and out during 2008 primarily relate to transfers between the Plan, the Merck & Co., Inc. Employee Savings & Security Plan and the Puerto Rico Employee Savings and Security Plan for employees who changed their status during the year.
2.	Summary of Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting. Certain amounts in the prior year financial statements have been reclassified to conform to the current presentation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and

Merck & Co., Inc.
Employee Stock Purchase and Savings Plan
Notes to Financial Statements
disclosure of contingent assets and liabilities at the date of the financial statements. Management believes that these estimates are adequate. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
Valuation of investments of the Plan represents the Plan’s allocable portion of the Master Trust. All investments are recorded at fair value in the accompanying financial statements. In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement No. 157, Fair Value Measurements (“FAS 157”). FAS 157 clarifies the definition of fair value, establishes a framework for measuring fair value, and expands the disclosures on fair value measurements. The Plan’s adoption of FAS 157, which was effective on January 1, 2008, did not have a material impact on the Plan’s Statement of Net Assets Available for Benefits or Statement of Changes in Net Assets Available for Benefits. For information related to the Plan’s valuation methodologies under FAS 157, see Note 7 of the financial statements.
Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned.
Contributions
Employee and Company matching contributions are recorded in the period in which the Company makes the payroll deductions from the participants’ earnings.
Payment of Benefits
Benefits are recorded when paid.
Expenses
The Plan’s administrative expenses are paid by the Company.
Risks and Uncertainties
The Plan provides for various investment options in investment securities. Investment securities, in general, are exposed to various risks and may decline in value for a number of reasons, including changes in prevailing interest rates and credit availability, increases in defaults, increases in voluntary prepayments for investments that are subject to prepayment risk under normal market conditions, widening of credit spreads and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.
3.	Related-Party Transactions

Certain Plan investments are shares of registered investment companies (mutual funds) managed by Fidelity Management Trust Company (“Fidelity”). Fidelity is the trustee as defined by the Plan and, therefore, these

Merck & Co., Inc.
Employee Stock Purchase and Savings Plan
Notes to Financial Statements
transactions qualify as party-in-interest transactions. The total market value of investments in the registered investment companies (mutual funds) managed by Fidelity was $63,498,295 and $80,743,565 at December 31, 2008, and December 31, 2007, respectively.
Merck also is a party-in-interest to the Plan under the definition provided in Section 3(14) of ERISA. Therefore, Plan transactions of Merck common stock qualify as party-in-interest transactions. The market value of investments in Merck common stock was $72,520,635 and $147,178,346 at December 31, 2008, and December 31, 2007, respectively.
4.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Upon termination of the Plan, each participant thereby affected would receive the entire value of his or her account as though he or she had retired as of the date of such termination.

5.	Tax Status

The Plan obtained a tax determination letter from the Internal Revenue Service dated August 20, 2003, indicating that it had been designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). However, the Plan has been amended since the receipt of the determination letter. The Plan sponsor believes that the Plan is designed and currently operates in compliance with the IRC. Therefore, no provision for income taxes has been made.

6.	Master Trust

The Plan had an approximate 7% and 8% interest in the Master Trust at December 31, 2008, and December 31, 2007, respectively. The net assets of the Master Trust are as follows:

	December 31,
	2008	2007
Registered investment companies (mutual funds)	$1,945,878,114	$2,670,080,384
Common/collective trusts	357,859,860	582,215,491
Merck common stock	612,223,047	1,174,224,522
Other common stocks	103,802,463	182,175,014
Accrued interest and dividends	7,768,831	7,725,092

	$3,027,532,315	$4,616,420,503

Merck & Co., Inc.
Employee Stock Purchase and Savings Plan
Notes to Financial Statements
Total investment loss of the Master Trust for the year ended December 31, 2008, is as follows:

Year Ended
December 31,
2008
Investment income, net
Interest and dividends	$139,125,576
Net depreciation in Registered investment companies (mutual funds)	(880,547,348)
Net depreciation in Common/collective trusts	(211,781,422)
Net depreciation in Merck common stock	(562,366,744)
Net depreciation in Other common stocks	(71,144,852)

Total investment loss	$(1,586,714,790)

7.	Fair Value Measurements

On January 1, 2008, the Company adopted FAS 157. In October 2008, the FASB issued FSP 157-3, which clarifies the application of FAS 157 in a market that is not active. FAS 157 defines fair value as the price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. FAS 157 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. FAS 157 describes three levels of inputs that may be used to measure fair value:
     Level 1 – Quoted prices in active markets for identical assets or liabilities. The Plan’s Level 1 assets primarily include registered investment companies (mutual funds) and common stocks.
     Level 2 – Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. The Plan’s Level 2 assets primarily include investments in common/collective trusts.
     Level 3 – Unobservable inputs that are supported by little or no market activity and that are financial instruments whose values are determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant judgment or estimation. The Plan’s Level 3 assets include participant loans.
If the inputs used to measure the financial assets and liabilities fall within more than one level described above, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.
Within the Master Trust, investments are recorded at fair value, as follows:

Merck & Co., Inc.
Employee Stock Purchase and Savings Plan
Notes to Financial Statements
Registered Investment Companies (Mutual Funds)
Registered investment companies (mutual funds) are valued at their respective net asset values. The net asset values are typically determined by the fund at the close of regular trading on the New York Stock Exchange.
Common/Collective Trusts
The common/collective trusts are valued at their respective net asset values. The fair value of investments in the common/collective trusts are determined by their trustee.
Common Stocks

Common stocks, for which market quotations are readily available, are generally valued at the last reported sale price on their principal exchange on valuation date, or official close price for certain markets. If no sales are reported for that day, investments are valued at the more recent of (i) the last published sale price or (ii) the mean between the last reported bid and asked prices for long positions, or at fair value as determined in good faith by the trustee and the Company.
Participant Loans
Participant loans are valued at amortized cost, which approximates fair value.
Investments Measured at Fair Value
Investments measured at fair value are summarized below:

		Year Ended December 31,				Year Ended December 31,
		2008				2007
		Fair Value Measurements Using
		Quoted Prices	Significant
		In Active	Other	Significant
		Markets for	Observable	Unobservable
	Carrying	Identical Assets	Inputs	Inputs		Carrying	Fair
	Value	(Level 1)	(Level 2)	(Level 3)	Total	Value	Value

Assets

Investments in the Master Trust
Registered investment companies (mutual funds)	$1,945,878,114	$1,945,878,114	$—	$—	$1,945,878,114	$2,670,080,384	$2,670,080,384
Common/collective trusts	357,859,860	—	357,859,860	—	357,859,860	582,215,491	582,215,491
Merck common stock	612,223,047	612,223,047	—	—	612,223,047	1,174,224,522	1,174,224,522
Other common stocks	103,802,463	103,802,463	—	—	103,802,463	182,175,014	182,175,014

Total investments in the Master Trust	$3,019,763,484	$2,661,903,624	$357,859,860	$—	$3,019,763,484	$4,608,695,411	$4,608,695,411

Participant loans	$9,563,588	$—	$—	$9,563,588	$9,563,588	$10,318,811	$10,318,811
Level 3 Valuation Techniques:
Financial assets are considered Level 3 when their fair values are determined using pricing models, discounted cash flow methodologies or similar techniques and at least one significant model assumption or input is unobservable. Level 3 financial assets also include certain investment securities for which there is limited market activity such that the determination of fair value requires significant judgment or estimation. The Plan’s Level 3 investment securities at

Merck & Co., Inc.
Employee Stock Purchase and Savings Plan
Notes to Financial Statements
December 31, 2008 include participant loans. These securities were valued at amortized cost, which approximates fair value.
The table below provides a summary of the changes in fair value, including net transfers in and/or out, of all financial assets measured at fair value using significant unobservable inputs (Level 3):

	Year Ended December 31, 2008
		Net	Loan withdrawals,
	Beginning	Transfers	Principal repayments,	Ending
	Balance	In to (Out of)	Interest,	Balance
	January 1	Level 3 (1)	Net	December 31

Participant loans	$10,318,811	$—	$(755,223)	$9,563,588

Total	$10,318,811	$—	$(755,223)	$9,563,588

(1)	Transfers in and out of Level 3 are deemed to occur at the beginning of the quarter in which the transaction takes place.
8.	Danville Sale

As a result of the sale of Merck’s Cherokee Plant located in Danville, Pennsylvania, the following transfer out of the Plan was completed. On March 14, 2008, the participants of the Merck & Co., Inc. Employee Stock Purchase and Savings Plan and net assets in the amount of $22,723,731 (which includes loan balances of $465,509 and residual transfers) were transferred out of the Plan. The net assets transferred out of the Plan due to the sale are included in Deductions from net assets on the Statement of Changes in Net Assets Available for Benefits.

Merck & Co., Inc.
Employee Stock Purchase and Savings Plan
Schedule H
Line 4i — Schedule of Assets (Held at End of Year)	EIN: 22-1109110
December 31, 2008	Plan No.: 004

		(c) Description of Investment Including
	(b) Identity of Issuer, Borrower,	Maturity date, Rate of Interest, Collateral,		(e) Current
(a)	Lessor or Similar Party	Par or Maturity Value	(d) Cost	Value
**	Master Trust	Investment in Master Trust	—	$214,299,666

*	Participant Loans	Interest rates ranging from 5% to 12% and with maturities through 2038	—	9,563,588

		Total		$223,863,254

*	Denotes a party-in-interest to the Plan.

**	There are certain investments within the Master Trust that are party-in-interest.

SIGNATURE
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the undersigned plan administrator has duly caused this annual report to be signed on behalf of the Merck & Co., Inc. Employee Stock Purchase and Savings Plan by the undersigned hereunto duly authorized.

Merck & Co., Inc. Employee Stock Purchase and Savings Plan
By:	/s/Mark E. McDonough
Mark E. McDonough
Vice President and Treasurer

June 29, 2009

EXHIBIT INDEX

Exhibit
Number	Document	Page

23	Consent of Independent Registered Public Accounting Firm	14